Exhibit 99.1

MIDROOG LTD., AN AFFILIATE OF MOODY'S INVESTORS SERVICES, RATES
 POTENTIAL NEW DEBT OF ELBIT IMAGING

Tel Aviv, Israel, March 18, 2010, Elbit Imaging Ltd. (“EI”) (NASDAQ: EMITF) announced today that Midroog Ltd., an affiliate of Moody's Investors Services, has informed EI that its “A2/Stable” rating, on a local scale, would also apply to a new series of debentures in an aggregate principal amount of up to NIS 100 million that EI may issue to repay principal amounts of debt that comes due in 2010. This credit rating would also apply to additional debentures in the new series in an aggregate principal amount of up to NIS 400 million that EI may issue in exchange for outstanding debentures, subject to certain conditions.

EI has made no decision with respect to any future debt offering, and there is no certainty that any such debt offering will be executed.

Any future debt offering, if made, will be made in Israel to residents of Israel only, and any debt instruments that may be offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from U.S. registration requirements.

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008 and the draft prospectus referred to in this press release, under the caption “Risk Factors.” In addition, the proposed IPO is subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the IPO and the performance of our businesses.  Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il